September 23, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

VIA EDGAR

Attention:           Mr. John Reynolds, Assistant Director

RE:                          Cambridge Projects Inc.

                                Form 10

                                Filed August 23, 2011

                                File No. 000-54485

Dear Sir,

Thank you for your comments dated September 14, 2011.  Our responses are as follows:

General

1.       We have clarified that there is only one officer, director, stockholder throughout the Registration statement.

Business, page 2

2.         We have clarified on page 3 that there has been no discussions, preliminary or otherwise with any potential business combination candidates.

Form of Acquisition, page 4

3.       Our disclosure was originally meant to read “Most likely, management will seek to structure any such transaction so as to require stockholder approval.”  The word “not” was included in error and has been removed.

4.       We confirm that we have no affiliates.  The inclusion was made in error and the reference to such has been removed.

Risk Factors, page 5

5.       The risk factor has been revised to state that the fiscal year end is June 30, 2011.

Management’s Discussion and Analysis, page 11

6.       We have updated our discussion to include the estimated amount of funds that will be required to file periodic reports and analyze potential business combinations for the next 12 months. Please see page 11, paragraph 3 and 4 where it reads:

It is estimated that costs to file periodic reports will be approximately $ 3,000 for preparation Form 10Q quarterly reports and related financial data and $ 7,000 for preparation of Form 10K and annual audit.  For the next 12 months, based on this estimation, it is expected that we require $ 16,000 to file periodic reports.

Management believes that cost of investigating, analyzing possible acquisitions will be minimal as management will not charge a fee for such service and incidental costs associated with these activities will be minimal. Legal fees will be incurred upon consummating an acquisition however at this time management cannot estimate the cost as the complexity of such acquisition cannot be determined.

7.       We confirm that Mr. Samuels will be advancing funds required for the next 12 months.  Please see page 11, paragraph 5 where it reads:

We believe we will be able to meet these costs through use of funds to be loaned by or invested in us by our sole officer, director and stockholder.  Our sole officer, director and shareholder have committed to fund our working capital requirements through shareholder loans.  Please refer to exhibit 10.2.

8.       We have disclosed that the cash balance as of to date is nil.

Properties, page 12

9.       We have revised the disclosure to include the office located in Jamaica. Please see revised disclosure as follows:

We do not own any properties. We utilize the office space and equipment at 10300 West Charleston 10-56, Las Vegas Nevada at monthly charge of approximately $ 100 per month. The charge includes telephone and fax and use of boardroom facilities. We also have an office located at 26 Black Birch Way Kingston 6, Jamaica, WI and there is no charge for use of this office space.

Directors and Executive Officers, page 13

10.   We have disclosed that it is estimated that Mr. Samuels will devote approximately 4 hours per week or 10% of his average work week to our affairs.

11.   We have included a brief description of Cybermesh International Inc. Please see page 13, 2nd paragraph where it reads:

Mr. Samuels was the President, Secretary, Treasurer and Director of Cybermesh International Inc., a publicly traded information technology company developing technologies relating high definition streaming video TV, local advertising supported wireless networks, website hosting, website and multi-media development from September 2008 to January 2011.

12.   We have revised the disclosure to reflect events in the past 10 years.

13.   We have expanded our disclosure to discuss specific experience that led to the conclusion that Mr. Samuels should serve as a director as per Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 14

14.   We agree with your comment that given that the control of the company is held by the sole officer and director that would negotiate a business combination, discussion on such policy would not be applicable and therefor has been deleted.

15.   Please refer to our response in # 13 with regard to disclosure on management’s outside business activities.  We further discuss that it is our opinion that Mr. Samuel’s position with Eurotrend does not conflict with opportunities.  Please refer to 2nd paragraph under “Director Independence” on page 14 where it states:

Please refer to Item 5. Directors and Executive Officers for disclosure on Mr. Samuel’s outside business activities.  Mr. Samuels is currently the President of Eurotrend.  We believe that his position with Eurotrend does not conflict with possible business opportunities as investment objectives differ greatly given the nature of our business and the nature of the business of Eurotrend.

Recent Sale of Unregistered Securities, page 15

16.   We have revised our disclosure to state that the exemption that is relied upon is Regulation S given that Mr. Samuels is a non US citizen and non US resident.  Please see revised disclosure on page 15 where it states:

We issued these shares of Common Stock under the exemption from registration provided by Regulation S.  Mr. Samuels is a non US citizen/resident. .

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

17.   The report has been revised to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Registrant acknowledges the following:

-          The Registrant is responsible for the adequacy and the accuracy of the disclosure in the filing;

-          Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          The Registrant may no assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cambridge Projects Inc.

/s/ Locksley Samuels

Locksley Samuels

President

Enclosure – Form 10 Amendment # 1 Review Copy